MAIL STOP 3561

November 21, 2006

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

   Re: Symmetry Holdings Inc.
     Amendments to Registration Statement on Form S-1
     File No. 333-135353
     Filed October 3, 2006 and October 16, 2006

Dear Mr. De Gasperis:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure that your statement that "initial business combination must be consummated with one or more operating businesses whose fair market value is … equal to at least 80% of our net assets … at the time of the execution of a definitive agreement for the acquisition." We also note your definition that "'business combination' mean an acquisition, directly or through one or more subsidiaries, of (or control of) one or more operating businesses …." (Emphasis

added.) Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Would the threshold be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction?

2. We note that the company has a directed share program whereby 125,000 units will be offered for sale to "directors, officers, existing stockholders, other persons with whom we have a relationship or affiliates of such persons." Please provide us with copies of all of the materials sent to potential directed shares participants. Also advise us if and when the company made communications about the directed share program to the noted groups of people. Describe to us the substance of any communications. We may have further comment.

Cover page

3. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please advise us how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include, in the appropriate section, a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

Private Placement, page 6

4. We note your response to comment 7. Please revise to include your response in this section.

The Offering, page 7

5. We note that in a directed unit program up to 125,000 units will be offered "to persons who are our directors, officers, existing stockholders, other persons with whom we have a relationship or affiliates of such persons …." Revise to clarify the noted category of 'other persons with whom we have a relationship or affiliates of such persons'.

6. We do not understand your statement regarding the directed unit program that "no offers have yet been made to any such persons nor have any potential participants yet been identified." (Emphasis added.) Please revise to clarify your statement. It appears that you have already identified some potential participants.

<u>Offering proceeds to be deposited in trust account, page 10</u>

7. Please revise to indicate the amount of gross proceeds of the offering not deposited in the trust account.

<u>Public stockholders must approve initial business combination, page 11</u>

8. We note your response to comment 12. We reissue comment 12 from our letter of September 27, 2006. We note your amended disclosure on pages 11 but the replacement of "less than 20%" for "up to" does not address the Staff's previously-stated concern. As noted in our prior letter, such disclosure would appear to leave open the possibility that you will structure a transaction in which less than 19.99% would be able to convert.

   Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.

   Please revise your registration statement to provide the disclosure referenced above or revise to add risk factor disclosure which addresses the company's ability to structure a transaction in which less than 19.99% of public stockholders would be able to convert. We may continue to have further comment.

<u>Risk Factors</u>

9. We note your response to comment 21. We continue to believe that the comment is appropriate. Revise to address the risks that initial business combination will probably be with a single target business and that there is no current market for the securities in the risk factor section.

10. We note your response to comment 22. We continue to believe that the comment is appropriate. Revise to address the number and value of similar blank check companies that have filed with the Commission and have not completed their initial public offerings.

11. The risk factors need to be set forth in the order of materiality. Revise your risk factors to present risk factor 8 "If we are forced to distribute the funds held in the trust account before …" closer to the beginning of the risk factors section.

12. Please revise risk factor 8 to discuss how the liabilities and obligations will be

paid if such remaining assets are insufficient for this purpose.

13. Please revise the first sentence in risk factor 19 to indicate the amount of the underwriters' discounts and commissions. Also revise to indicate the amount and sources of funds available to cover the company's expenses for the next 24 months.

Forward-Looking Statements, page

14. We note your statement that "[a]ll subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by the factors described in this prospectus." We do not understand your basis for the noted statement. Revise to delete the noted statement or advise us as appropriate.

Use of Proceeds, page 39

15. We note your response to comment 37. We also note your statement that "these are estimates only. Our actual expenditures for some or all of these items may differ from those set forth herein." We also note your statement that "[w]hile the actual amounts could vary form the estimates, we do not intend to expend such funds for other than the specific line items identified above." Please revise to reconcile your noted statements. As previously noted, you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the specific alternatives to such use are indicated. We may have further comment.

Conversion Rights, page 67

16. We note your change which indicates that the business combination will go forward if "such proposed initial business combination is approved by a majority of the shares of common stock voted by the public stockholders." Advise us whether the noted standard is consistent with the Delaware law requirements. Also confirm that the noted standard is consistent with your Amended and Restated Certificate of Incorporation.

Principal Stockholders, page 88

17. Revise to indicate the percentage of the class owned by the noted stockholders.

Directed Unit Program, page 106

18. Please revise your disclosure to clarify whether the underwriters administer the directed unit program.

19. Advise us whether any person or firm receiving the directed units is a broker-dealer registered with the NASD.

20. Briefly advise us why the units offered in the directed unit program are not required to be disclosed in the Certain Relationships and Related Party Transactions section pursuant to Item 404 of Regulation S-K.

21. Briefly address whether the units issued pursuant to the directed unit program will be subject to any lock-up agreements.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
         Fax: (203) 352-8107